Gorilla Technology Group Inc.

7F, No.302, Ruey Kuang Road

Neihu, Taipei 114720, Taiwan, R.O.C.

February 18, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Kyle Wiley and Joshua Shainess

Re: Gorilla Technology Group Inc.

Registration Statement on Form F-4

Filed January 10, 2022

File No. 333-262069

Dear Sir or Madam:

This letter sets forth responses of Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company” or “Gorilla”), to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated February 10, 2022 (the “Comment Letter”), relating to the Registration Statement on Form F-4 (File No. 333-262069) (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 1”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form F-4

Certain Material U.S. Federal Income Tax Considerations, page 24

1.	Revise to provide a meaningful summary of the expected material tax consequences and considerations in connection with the proposed transaction.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 24 of Amendment No. 1.

Securities and Exchange Commission
February 18, 2022

Risks Related to Gorilla

Risks Related to Gorilla’s Business and Industry, page 28

2.	We note your risk factor on page 30 that a single customer has accounted for a material portion of your revenues. Please identify the customer that accounted for 25% of Gorilla’s revenues for the year ended December 31, 2020 and disclose the material terms of your agreement with this customer, including term and termination provisions, and any minimum commitments.

Response to Comment 2:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 31 of Amendment No. 1.

Risks Related to Ownership of Our Ordinary Shares, page 53

3.	Identify your PRC subsidiaries and describe the scope of their operations in the PRC. Provide prominent disclosure about the legal and operational risks associated with your PRC subsidiaries. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response to Comment 3:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 54 of Amendment No. 1.

Risks Related to the Business Combination and the Combined Company, page 56

4.	Identify and discuss the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response to Comment 4:

The Company acknowledges the Staff’s comment and has included disclosure on page 57 of Amendment No. 1.

Risk Factors

Activities taken by existing Global shareholders to increase the likelihood of approval of the Business Combination Proposal..., page 61

5.	The disclosure indicates that Global, the Sponsor, Global’s officers and directors, Gorilla, the Gorilla officers and directors and/or their respective affiliates may purchase Global shares from investors who vote, or indicate an intention to vote, against the Business Combination Proposal. Explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Additionally, disclose whether or not such purchases might be entered into with investors who may vote in favor of the Business Combination proposal, but would elect to redeem their shares.

Response to Comment 5:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that no “covered person” within the meaning of Rule 14e-5(c)(3)(iv) will engage in any unlawful activity as defined in Rule 14e-5(a). The Company has revised the disclosure on page 63 and 110 of Amendment No. 1 to provide clarifying disclosure in response to the Staff’s comment.

Securities and Exchange Commission
February 18, 2022

6.	We note that Global or its affiliates may enter into transactions with investors and others to provide them with incentives to acquire shares of Global Class A ordinary share or vote their shares of Global Class A ordinary share in favor of the Business Combination Proposal. Please tell us how you intend to disclose any such arrangements, including the negotiations leading up to these arrangements, such that shareholders will have adequate time to assess this information prior to making an investment decision.

Response to Comment 6:

The Company acknowledges the Staff’s comment. In connection with the PIPE Investment (as discussed in more detail in response to Comment 7 below), Global and the PIPE Investors agreed that the number of subunits each PIPE Investor is obligated to purchase under the Subscription Agreement shall be reduced by the number of subunits that such PIPE Investor may purchase in the open market or in privately negotiated transactions with third parties in connection with any redemption conducted by Global.

Other than as described above, neither Global nor any of its affiliates currently has any intention to enter into any non-redemption arrangements with its investors. To the extent that Global or its affiliates do decide to enter into such arrangements, Global will file a Current Report on Form 8-K and will (i) amend the proxy statement/prospectus, if such arrangements are entered into prior to effectiveness of the Registration Statement, or (ii) file a proxy supplement, if such arrangements are entered into after effectiveness, to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such disclosures will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons, and will describe the material costs of such arrangements to Global or Gorilla, as well as their potential impact to the post-combined entity and its shareholders.

Background of the Business Combination, page 77

7.	We note your disclosure that the PIPE discussions stalled and the parties determined to finalize the business combination agreement prior to securing a definitive PIPE. Please revise to disclose any updates to the PIPE negotiations and state whether a PIPE investment is expected to be necessary to ensure that there will be sufficient funds in the trust account pursuant to the Business Combination Agreement.

Response to Comment 7:

The Company acknowledges the Staff’s comment and has revised the disclosures on pages 78, 79 and 107 of the Amendment No. 1 to disclose the terms of the PIPE Investment entered into on February 10, 2022 and respectfully advises the Staff that the PIPE funds will not be deposited into the Trust Account.

Certain Projected Financial Information, page 85

8.	Provide us with the legal basis for the disclaimer on page 86 of “any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even if any or all of the assumptions underlying the Projections are shown to be in error...” Refer generally to Item 10(b)(3)(iii) of Regulation S-K.

Response to Comment 8:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 88 of the Amendment No. 1 to further acknowledge and clarify its obligations under Item 10(b)(3)(iii) of Regulation S-K. The Company respectfully advises the Staff that Item 10(b) of Regulation S-K does not require the Company and Global to affirmatively acknowledge that the projections, including the underlying assumptions, continue have a reasonable basis and currently reflect the most probable specific amounts. Should the Company and Global become aware of material facts or circumstances, both favorable and unfavorable, regarding their financial condition which would require disclosure to investors, the Company and Global will make such disclosures in accordance with applicable federal securities laws, including the obligations under Item 10(b)(3)(iii) of Regulation S-K.

Securities and Exchange Commission
February 18, 2022

9.	We note that the Projections were initially developed by Gorilla’s management in June 2021 and updated in November 2021. To the extent these different sets of projections are materially different, please explain the changes that were made and why.

Response to Comment 9:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes the November 2021 updates to the June 2021 projections were immaterial. Such projections were updated for certain changes to market launch timing and estimated transaction expenses, which resulted in an approximate increase of $7 million in transaction expenses and an approximate $2 million (or approximately 0.5%) change in gross revenue estimates.

10.	Please quantify and expand your discussion of the stated assumptions on page 86 that formed the basis for the financial projections. For example, disclose what is meant by “sales colleagues will become increasingly productive,” receivables not varying dynamically with revenue, and active sales discussions not being adversely affected.

Response to Comment 10:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 88 of Amendment No. 1 to expand its discussion, where practicable, of the stated assumptions.

11.	It appears that the report filed pursuant to Rule 425 on January 14, 2022 was “issued by Intro-act, Inc., in consideration with a fee payable.” It is our understanding that Intro- act provides services “matching corporate executives with the institutional investors who are most likely to buy or sell their stock.” With a view toward revised disclosure, please tell us the role that Global, Gorilla, or any affiliates took with preparing this report. Disclose the fee paid to Intro-act. Additionally, expand your disclosure on page 80 of the registration statement regarding Global’s engagement of Intro-Act to discuss the scope of this engagement.

Response to Comment 11:

In response to the Staff’s comments, the Company has revised the disclosure on page 83 of the Amendment No. 1 to expand the disclosure relating to Global’s engagement of Intro-Act for certain investor relations services and the scope of such engagement.

On September 1, 2021, Global engaged Intro-Act to commission an industry research report and analyze the trading patterns of institutions that buy and sell stocks in businesses similar to Gorilla. As consideration for such services, Global agreed to pay Intro-Act a research fee of $60,000 per year, for an initial 12-month engagement. Intro-Act’s business is to provide industry research to issuers, investors and broker-dealers and to help them identify the trading patterns of institutional investors in public US capital markets. Intro-Act does not solicit, nor participate, in the solicitation of any offers or sales of securities, nor does it make any recommendations or suggestions in respect of any business combinations or tender offers that may be relied upon by anyone other than the client for whom the research report has been prepared. If a client of Intro-Act wishes to disseminate a research report that has been prepared for it, any such dissemination is accompanied by appropriate disclaimer language in this regard, including the following face-page disclosure:

“Intro-Act is not registered as an investment adviser with the Securities and Exchange Commission. Intro-Act relies upon the “publishers exclusion” from the definition of investment adviser under Section 202(a)(11) of the Investment Advisers Act of 1940 and corresponding state securities laws. This report is a bona fide publication of general and regular circulation offering impersonal investment-related advice, not tailored to a specific investment portfolio or the needs of current and/or prospective subscribers. As such, Intro-Act does not offer or provide personal advice, and the research provided is for informational purposes only. No mention of a particular security in this report constitutes a recommendation to buy, sell, or hold that or any security, or that particular security, portfolio of securities, transaction, or investment strategy is suitable for any specific person….” (emphasis added)

Securities and Exchange Commission
February 18, 2022

Intro-Act’s sole compensation is the payment by a contracting party of a research fee.

Pursuant to its contract with Global, Intro-Act has provided the following services for Global: (1) prepared a list of institutions that buy publicly traded stocks of companies similar to Gorilla, all of which file Schedule 13Fs with the SEC, (2) composed a research report of Gorilla’s potential market position relative to publicly traded peer firms, which research report included a third party review of the edge AI industry; and (3) published the research report by way of digital dissemination, subject to customary disclaimers. The purpose of the Intro-Act research report was to aggregate market research from many different sources into a single report to make it easier for any potential investors to analyze industry information.

Intro-Act’s role commenced, publicly, with the Business Combination announcement, being the named contact on the press release for investor relations purposes only. Intro-Act’s research report was solely based on information that was either publicly filed with the SEC, or from other third-party credited materials. Neither Global, Gorilla, nor any of their respective affiliates had any editorial control over the Intro-Act report.

Intro-Act was engaged on September 1, 2021, and subject to a customary non-disclosure agreement was informed of the letter of intent between Global and Gorilla. Upon the public announcement of the execution of the Business Combination Agreement on December 22, 2021, and up to the public dissemination of the research report on January 13, 2022, Intro-Act was no longer in possession of any material non-public information of Global or Gorilla.

12.	We note disclosure indicating that the projections were not prepared or included in the proxy statement in order to induce shareholders to vote in favor of the business combination. However, we also note statements in the Intro-Act report that appear to contradict such disclosure. For example, page 47 of the presentation includes the following assertion: “We believe that Gorilla represents an attractive opportunity to investors looking to benefit from the growth of Edge AI market. Its implied mid-point future enterprise value of $6.2 billion represents a 772% upside to the pro-forma transaction enterprise value.” Please revise or advise.

Response to Comment 12:

The Company acknowledges the Staff’s comment and the statements on page 47 in the Intro-Act report that is referenced in the Staff’s comment. Intro-Act has also confirmed to Global that its statement relating to Gorilla’s “implied mid-point future enterprise value of $6.2 billion” was derived from certain projected financial information of Gorilla that Global and Gorilla publicly filed with the SEC, including on page 89 of Amendment No. 1. Such information was not prepared by Gorilla management with a view to public disclosure, and was included with the Registration Statement for the purpose of recounting the information used by Global management and board as part of its due diligence and to assist in their evaluation of Gorilla as a potential acquisition target. Separately, Global and Gorilla have provided such information in an investor deck to certain prospective investors in private discussions in connection with the PIPE Investment, which investor deck was also filed with the SEC on a Current Report on Form 8-K in order to cleanse the investors of potentially material nonpublic information. However, in no case were such projections prepared or included in the proxy statement in order to induce shareholders to vote in favor of the Business Combination.

The Intro-Act research report was prepared exclusively by Intro-Act, without any editorial involvement by Global. The statement on page 47 of Intro-Act’s report that “Gorilla represents an attractive opportunity to investors” is an editorial statement that was independently determined by Intro-Act for the benefit of Global, and was not a suggestion that was meant to be relied upon by anyone other than Global. Neither Global nor Gorilla provided any editorial feedback to Intro-Act with respect to any conclusions or recommendations made by Intro-Act in its report. For more information relating to the purpose and scope of the Intro-Act research report, please refer to our response to Comment 11 above.

Securities and Exchange Commission
February 18, 2022

The Nasdaq Proposal, page 98

13.	Revise to specify the number and percent of securities that would be issued under this proposal for each distinct purpose. It is unclear if the proposal relates only to shares that will be issued pursuant to the merger agreement.

Response to Comment 13:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 100 of Amendment No. 1.

Gorilla’s Business

An Overview of Our Business, page 114

14.	We note your revenue for the six months ended June 30, 2021 and 2020, respectively, compared to the years ended December 31, 2020 and 2019, respectively. It appears that your business is impacted by seasonality. In this regard, it appears that a significant portion of your revenue is generated in the last half of your year. Please advise. If true, disclose the extent to which your business may be seasonal. Refer to Item 101(c)(v) of Regulation S-K.

Response to Comment 14:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 29, 116 and 153 of Amendment No. 1.

Intellectual Property, page 130

15.	Please disclose the duration of your patents.

Response to Comment 15:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 132 of Amendment No. 1.

Results of Operations

Comparison of the Six Months Ended June 30, 2021 and June 30, 2020, page 140

16.	Revise the table to present operating expenses in thousands consistent with the other line- items presented.

Response to Comment 16:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 143 through 146 of Amendment No. 1.

Cost of Revenue and Gross Margin, page 141

17.	Quantify the material factors for the changes period over period. In addition, quantify the material factors for the changes for each of your operating expenses line items. Similar concerns apply to your comparison of the years ended December 31, 2020 and December 31, 2019. Refer to Section III.B of SEC Release 33-8350.

Response to Comment 17:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 143 of Amendment No. 1.

Securities and Exchange Commission
February 18, 2022

Revenue, page 141

18.	Revise to disclose the amount of revenue recognized from your various offerings for each reporting period included in this filing. In addition, please expand your disclosures to quantify the material factors for changes in each revenue type for each period presented. In addition, consider quantifying the increase in revenue between new customers and existing customers. Refer to Section III.B of SEC Release 33-8350.

Response to Comment 18:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 143 of Amendment No. 1.

Liquidity and Capital Resources Operating Activities, page 146

19.	Expand your disclosures of Operating Activities, Investing Activities, and Financing Activities to include discussions for the six month interim period ended June 30, 2021. In addition, we note that your discussion of cash flows from operating activities is limited in nature. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release 33-8350.

Response to Comment 19:

The Company acknowledges the Staff’s comment and has revised the disclosure on beginning on page 148 of Amendment No. 1.

Description of Share Capital and Gorilla Articles, page 183

20.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response to Comment 20:

In response to the Staff’s comments, the Company has revised the disclosure on page 61 of Amendment No. 1 to add risk factors relating to the ability to redeem the public warrants and the accounting treatment of the warrants. The Company has also revised the disclosure on page 190 of Amendment No. 1 to expand the disclosure relating to the procedure and notice requirements in connection with our ability to redeem the warrants.

Security Ownership Of Certain Beneficial Owners And Management Of Global, Gorilla And The Combined Company, page 189

21.	Please provide the natural person(s) that have voting and dispositive control over the shares held by the entities listed as major shareholders in the beneficial ownership tables.

Response to Comment 21:

The Company acknowledges the Staff’s comment and has revised the disclosures on pages 196 through 200 of Amendment No. 1.

22.	Please disclose the sponsor and its affiliates’ expected ownership interest in the combined company, assuming exercise and conversion of all securities, for each of the redemption scenarios presented on page 192.

Response to Comment 22:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 201 of Amendment No. 1 for the above-referenced ownership information.

Securities and Exchange Commission
February 18, 2022

Gorilla Technology Group Inc. and Subsidiaries Notes to the Consolidated Financial Statements Note 4. Summary of significant accounting policies m) Property, plant and equipment, page F-42

23.	Provide disclosure to explain the nature of Other equipment. In this regard, we note Other equipment is 39% of your net property, plant and equipment balance at December 31, 2020.

Response to Comment 23:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-42 of Amendment No. 1 accordingly.

y) Revenue recognition, page F-46

24.	Your table on page F-60 indicates that software sales represents 40% of your total revenue for the year ended December 31, 2020. Expand your revenue recognition policy to include your software revenue recognition policy. Clarify in your disclosure if your software offerings are through SaaS arrangements or license agreements. Your disclosure should also include how you recognize PCS related to the software. In this regard, we note your table on page F-60 that all of your software revenue for the years ended December 31, 2020 and 2019 is recognized at a point in time.

Response to Comment 24:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-45 through F-48 of Amendment No. 1 accordingly to include its software revenue recognition policy.

For the Staff’s information, during each of the years ended December 31, 2020 and 2019 as well as the six-month period ended June 30, 2021, none of the Company’s software offerings are delivered through SaaS arrangements, license agreements or post-contract customer service (PCS), all of which are expected to be new offerings beginning in 2022.

25.	Expand your disclosure to clarify the type of services offered. Further expand your disclosure to clarify what type these service arrangements are (i.e., fixed-price and/or time and materials).

Response to Comment 25:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-45 through F-48 of Amendment No. 1 accordingly to clarify the type of services offered and the nature of its service arrangements.

26.	We note your risk factor disclosure on page 30 that you enter into partnerships that allow you to provide data services as part of services provided by the partners. Disclose these partnerships in your revenue recognition policy, including who you have determined your customer to be in these partnerships and when revenue is recognized.

Response to Comment 26:

The Company acknowledges the Staff’s comment and has revised its disclosure on page F-47 of Amendment No. 1 accordingly to include the type of customers that are determined to be partnerships, as well as for the Company’s revenue recognition related to partnership arrangements.

27.	We note your disclosure on page 128 that in certain geographic regions, you appoint sales representatives, resellers and distributors to engage with end customers. Expand your disclosure to explain when you recognize revenue in these relationships.

Response to Comment 27:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages F-48 of Amendment No. 1 accordingly to include revenue recognition for sales made under the sales representatives, resellers and distributors arrangements.

Securities and Exchange Commission
February 18, 2022

28.	Clarify if you offer your offerings in multiple element arrangements. If true, provide your policy to explain how you allocate the transaction price to the performance obligations. Refer to IFRS 15.73 through 86.

Response to Comment 28:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it offers its offerings as components of multiple element arrangements. The Company has revised its disclosure on pages F-45 through F-48 of Amendment No. 1 accordingly to clarify its revenue recognition policy on each type of revenue arrangement and to explain how the transaction price is allocated to each performance obligation in a multiple element arrangement.

Note 17. Share-based payment, page F-57

29.	Please provide us with a breakdown of all equity awards granted starting on January 1, 2021 and leading up to your filing, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the exchange ratio in the merger agreement.

Response to Comment 29:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its sole grant of equity awards after January 1, 2021 occurred on October 5, 2021 when the Company granted 320,936 units of employee share options with an exercise price of $5.62/share. At the date of grant, the Company estimated that the fair value of an underlying share of the Company was $6.91/share. The implied fair value of the Company’s common stock (based on the exchange ratio in the Business Combination Agreement, and the publicly quoted share price of Global) is approximately $10.00/share. The Company believes that the differential in the estimated fair value of its shares as of October 5, 2021 and the implied fair value based on the Business Combination Agreement is explained by several factors, most notably (i) a discount for lack of marketability, which would not be reflected in the publicly-quoted share price of Global and (ii) the risk that the business combination will not actually be consummated.

Note 21. Revenue

a) Disaggregation of revenue from contracts with customers, page F-60

30.	We note you disclose your variety of customers on page 114. Consider disaggregating your revenue between government and non-government customers. Refer to paragraph B89(c) in Appendix B to IFRS 15.

Response to Comment 30:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-62 of Amendment No. 1 accordingly to disaggregate its revenue between government and non-government customers.

Securities and Exchange Commission
February 18, 2022

Note 40. Segment Information, page F-74

31.	We note you have two reportable segments; Security Convergence and Video IoT. Please address the following items;

●	Include a discussion within your Results of Operations beginning on page 141 to provide a discussion of revenue and profitability by segment. Refer to FRR 501.06.a.

●	Expand your operating segments disclosure on page F-46 to identify your reportable segments. In this regard, your current disclosure appears incomplete in that you discuss operating segments, but do not disclose your conclusions related to your operating segments.

●	Clarify your business disclosures beginning on pages 114 and 136 to categorize your business offerings between your two reportable segments.

Response to Comment 31:

The Company acknowledges the Staff’s comment and has revised its disclosures within the Results of Operation section beginning on page 143 and ending on page 147 and on pages 115 and 131 of Amendment No. 1 accordingly to provide a discussion of revenue and profitability by segment, to expand the discussion related to the determination of operating and reportable segments and to categorize its business offerings between two reportable segments.

f) Geographical information, page F-76

32.	We note you disclose on page 131 that you are headquartered in Taipei, Taiwan. Please expand your table to show revenue attributed to customers in Taiwan as well as non- current assets located in Taiwan. Further break-out your table to show any country that represented more than 10% of revenue or non-current assets. Disclose the basis for attributing revenues from external customers to individual countries. Similar concerns apply to your interim geographical information on page F-30. Refer to IFRS 8.33.

Response to Comment 32:

The Company acknowledges the Staff’s comment and has revised its disclosure on page F-78 of Amendment No. 1 accordingly to expand the table of geographical information to show countries representing more than 10% of revenues from external customers or non-current assets.

Global SPAC Partners Co.

Notes to Unaudited Condensed Financial Statements

Note 2 - Revision of Prior Period Financial Statements, page F-83

33.	We note that the company filed an Item 8.01 Form 8-K on May 14, 2021 that included an audited balance sheet dated April 13, 2021. We further note that the company has restated such balance sheet here on an unaudited basis. Please explain why the restated balance sheet was not subject to an audit. Please provide your SAB 99 materiality analysis that supports your conclusion that the errors were immaterial.

Response to Comment 33:

In Global’s original SAB 99/108 analysis of the errors identified on Global’s audited balance sheet dated April 13, 2021, Global determined that the impacts of the error were not qualitatively material and thus a restatement of the audited balance sheet dated April 13, 2021 was not necessary. Instead, Global corrected the errors via a revision of the April 13, 2021 audited balance sheet in Note 2 of its Form 10-Q for the quarter ended June 30, 2021 filed on August 24, 2021.

However, upon further consideration of the material nature of the changes, Global determined the change in classification of the public subunits subject to redemption is material quantitatively and Global should restate its audited balance sheet dated April 13, 2021. Global intends to, as soon as feasible, file a Current Report on Form 8-K for the non-reliance of financial statements included in the Form 8-K filed on May 14, 2021 containing the audited balance sheet dated April 13, 2021 (the “Closing 8-K”) and then file an amendment to the Closing 8-K to restate the April 13, 2021 balance sheet.

Securities and Exchange Commission
February 18, 2022

Please see below for Global’s materiality analysis of the impact of the misstatement to Global’s April 13, 2021 balance sheet:

	As Previously Reported	Adjustments	As Restated	Percent
Audited Balance Sheet at April 13, 2021
Class A ordinary shares subject to redemption	$135,867,432	$25,732,568	$161,000,000	18.94%
Class A ordinary shares	322	(254)	68	(78.88%)
Additional paid-in capital	5,961,518	(5,961,518)	-	(100.10%)

Based on Global’s SAB 99/108 analysis above, Global concluded that the impact of the misstatements was quantitatively material and thus overall material to its financial statements.

General

34.	Please provide the executive compensation disclosure for the last full financial year.

Response to Comment 34:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 114 and 167 of Amendment No. 1.

35.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 35:

Neither Global nor the Company has prepared or distributed any written communications, either directly or indirectly, to any potential investors in reliance on Section 5(d) of the Securities Act, and acknowledges that it will contact the staff member associated with the review of this filing in the event the Company does intend to present any such materials to potential investors.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Robert S. Matlin at (212) 536-4066 and David A. Bartz at (615) 780-6743 of K&L Gates LLP.

Sincerely,

By:	/s/ Sih-Ping Koh
Name: Sih-Ping Koh
Title: Chief Executive Officer

Via E-mail:

cc:	Robert S. Matlin
David A. Bartz

Securities and Exchange Commission
February 18, 2022

K&L Gates LLP

Matthew A. Gray
Jessica Yuan
Ellenoff Grossman & Schole LLP